UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ingersoll-rand PLC

(Name of Issuer)

Ordinary Shares, $1.00 par value

(Title of Class of Securities)

G47791101

(CUSIP Number)

Brian L. Schorr, Esq. Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.:(212) 451-3000	Debra Smith California State Teachers’ Retirement System 100 Waterfront Place, MS 04 West Sacramento, CA 95605 Tel. No.: (916) 414-7551

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,072,305
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,072,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,072,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.05%*
14	TYPE OF REPORTING PERSON IN

_______

*Calculated based on 298,724,314 Ordinary Shares outstanding as of April 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (the “Form 10-Q”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,072,305
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,072,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,072,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.05%*
14	TYPE OF REPORTING PERSON IN

_______

* Calculated based on 298,724,314 Ordinary Shares outstanding as of April 13, 2012, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,072,305
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,072,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,072,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.05%*
14	TYPE OF REPORTING PERSON IN

_______

* Calculated based on 298,724,314 Ordinary Shares outstanding as of April 13, 2012, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,072,305
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,072,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,072,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.05%*
14	TYPE OF REPORTING PERSON PN

_______

*Calculated based on 298,724,314 Ordinary Shares outstanding as of April 13, 2012, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,072,305
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,072,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,072,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.05%*
14	TYPE OF REPORTING PERSON OO

_______

* Calculated based on 298,724,314 Ordinary Shares outstanding as of April 13, 2012, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0682467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 199,908
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 199,908
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,908
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%*
14	TYPE OF REPORTING PERSON PN

_______

* Calculated based on 298,724,314 Ordinary Shares outstanding as of April 13, 2012, as reported in the Issuer’s Form 10-Q.

.

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,298,601
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,298,601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,298,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.77%*
14	TYPE OF REPORTING PERSON PN

_______

* Calculated based on 298,724,314 Ordinary Shares outstanding as of April 13, 2012, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,670,589
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,670,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,670,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.23%*
14	TYPE OF REPORTING PERSON PN

_______

* Calculated based on 298,724,314 Ordinary Shares outstanding as of April 13, 2012, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 335,832
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 335,832
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%*
14	TYPE OF REPORTING PERSON PN

_______

* Calculated based on 298,724,314 Ordinary Shares outstanding as of April 13, 2012, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-A, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 27-4180625
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,268,711
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,268,711
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,268,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.42%*
14	TYPE OF REPORTING PERSON PN

_______

* Calculated based on 298,724,314 Ordinary Shares outstanding as of April 13, 2012, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Co-Investment Fund-A, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 36-4728074
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,178,550
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,178,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%*
14	TYPE OF REPORTING PERSON PN

_______

* Calculated based on 298,724,314 Ordinary Shares outstanding as of April 13, 2012, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593120
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,958,664
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,958,664
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,958,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.99%*
14	TYPE OF REPORTING PERSON PN

_______

* Calculated based on 298,724,314 Ordinary Shares outstanding as of April 13, 2012, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian SPV (SUB) VI, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0644507
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,460,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,460,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%*
14	TYPE OF REPORTING PERSON PN

_______

* Calculated based on 298,724,314 Ordinary Shares outstanding as of April 13, 2012, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian SPV (SUB) VI-A, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1047700
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,701,450
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,701,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,701,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.57%*
14	TYPE OF REPORTING PERSON PN

_____________

* Calculated based on 298,724,314 Ordinary Shares outstanding as of April 13, 2012, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON California State Teachers’ Retirement System S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 94-6291617
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California Government Pension Plan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 813,101
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 555,343
	10	SHARED DISPOSITIVE POWER 257,758
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%*
14	TYPE OF REPORTING PERSON EP

_______

* Calculated based on 298,724,314 Ordinary Shares outstanding as of April 13, 2012, as reported in the Issuer’s Form 10-Q.

Item 1. Security and Issuer

This Schedule 13D relates to the Ordinary Shares, $1.00 par value per share (the “Shares”), of Ingersoll-Rand plc, an Irish public limited company (the “Issuer”). The address of the principal executive office of the Issuer is 170/175 Lakeview Dr., Airside Business Park, Swords, Co. Dublin, Ireland.

Item 2. Identity and Background

The persons filing this statement are Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Master Fund (ERISA) L.P., a Cayman Islands limited partnership (“Trian ERISA”), Trian Partners Strategic Investment Fund, L.P., a Delaware limited partnership (“TPSIF”), Trian Partners Strategic Investment Fund-A, L.P., a Delaware limited partnership (“Strategic Fund-A”), Trian Partners Strategic Co-Investment Fund-A, L.P., a Delaware limited partnership (“Coinvest Fund-A”), Trian SPV (SUB) VI, L.P., a Cayman Islands limited partnership (“SPV VI”), Trian SPV (SUB) VI-A, L.P., a Cayman Islands limited partnership (“SPV VI-A”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), and Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP” and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Trian Group”). The principal business address and the address of the principal office of each member of the Trian Group is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore, Trian ERISA, SPV VI and SPV VI-A is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1103.

Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI and SPV VI-A. Trian Management GP is controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities.

Each of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI and SPV VI-A is primarily engaged in the business of investing in securities. Trian Management is primarily engaged in the business of serving as a management company for the Trian Entities and other funds, accounts and investment vehicles. Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.

Nelson Peltz’s present principal occupation or employment is serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI and SPV VI-A and other funds, accounts and investment vehicles managed by Trian Management. Peter W. May’s present principal occupation or employment is serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI and SPV VI-A and other funds, accounts and investment vehicles managed by Trian Management. Edward P. Garden’s present principal occupation or employment is serving as Chief Investment Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI and SPV VI-A and other funds, accounts and investment vehicles managed by Trian Management.

This Schedule 13D is also being filed by California State Teachers’ Retirement System, a California Government Employee Benefit Plan (“CalSTRS,” along with the Trian Group are sometimes hereinafter referred to collectively as the “Reporting Persons”). The principal business of CalSTRS is to provide retirement related benefits and services to teachers in public schools and community colleges in California. The principal business address for CalSTRS is 100 Waterfront Place, MS 04, West Sacramento, CA 95605.

CalSTRS and the Trian Group are filing this Schedule 13D jointly due to CalSTRS’ investment in Coinvest Fund-A and CalSTRS beneficial ownership of the CalSTRS Shares (as defined in Item 5).

None of the Reporting Persons, nor any director, executive officer, general partner or controlling person of any of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 3. Source and Amount of Funds or Other Consideration

As of 4:00 p.m., New York City time, on May 8, 2012, the aggregate purchase price of the 14,283,769 Shares (not including those Shares underlying any Options) purchased by the Reporting Persons collectively was $582,195,322 (including commissions). In addition, as of such time and date, Trian Onshore, Trian Offshore and TPSIF beneficially owned, in the aggregate, an additional 7,601,637 Shares, which were acquired through a series of privately negotiated back-to-back call and put transactions with certain financial institutions (the “Options”) and as a result of which Trian Onshore, Trian Offshore and TPSIF are each subject to the same economic gain or loss as if they had purchased the underlying Shares. As of May 8, 2012, these Options had an aggregate strike price of $308,482,572 (See Schedule A hereto for additional detail on the Options). As set forth in Item 5, none of the other Reporting Persons directly own any Shares or Options. The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares and Options, the exercise of the Options or the purchase and/or exercise of any additional Options or other derivative securities related to the market price of the Shares acquired in the future is currently expected to be, the respective general working capital of the purchasers.

Item 4. Purpose of Transaction

The Trian Group acquired the Shares because they believe that the Shares are currently undervalued in the market place and represent an attractive investment opportunity. CalSTRS acquired the Shares pursuant to the exercise of discretion by external managers over accounts that they manage for CalSTRS and for purposes of an internally managed and held index fund. The Trian Group intends to meet and have conversations with members of the Board and senior management of the Issuer to discuss the Issuer’s business and strategies to enhance value for the Issuer’s shareholders. During these discussions, the Trian Group intends to communicate its view that while the Issuer has an attractive collection of businesses, total shareholder returns and profitability have lagged peers, and that there is an opportunity to enhance shareholder value by improving certain key financial, operational, compensation and corporate governance metrics and by considering various strategic alternatives, including a restructuring of its key business segments. The Trian Group also looks forward to working constructively with the Issuer on various initiatives, such as enhancing operating margins to levels comparable to those achieved in peer businesses, considering the use of prudent amounts of leverage to increase the size of the Issuer’s stock repurchase program and taking additional steps to better align management compensation with the Issuer’s performance in order to enhance shareholder value and improving the Issuer’s corporate governance profile, including through the addition of several new independent directors to the Issuer’s Board of Directors.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Shares, the Issuer’s response to the matters to be discussed with the Reporting Persons, actions taken by management and the Board of Directors of the Issuer, other investment opportunities available to the Reporting Persons, conditions in the securities and capital markets, and general economic and industry conditions, the Reporting Persons may, from time to time and at any time, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to: communicating with management, the Board, other stockholders, industry participants and other interested or relevant parties about the Issuer and about various other matters, including the operations, business, strategic plans, assets and capital structure of the Issuer or one or more of the other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D; requesting or proposing one or more nominees for election or appointment to the Board of Directors of the Issuer; purchasing additional securities of the Issuer in the open market or otherwise; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer; and/or engaging in any hedging or similar transactions with respect to such holdings. The Reporting Persons reserve the right to sell some or all of the Reporting Persons’ respective holdings in the Issuer in the open market or otherwise, at any time and from time to time, and/or to otherwise change their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) –(j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 pm, New York City time, on May 8, 2012, the Reporting Persons beneficially owned, in the aggregate, 21,885,406 Shares, representing approximately 7.33% of the Issuer’s outstanding Shares (calculated based on 298,724,314 Ordinary Shares outstanding as of April 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (the “Form 10-Q”)). Such Shares include an aggregate of 14,283,769 Shares beneficially owned by the Reporting Persons through direct ownership of the Shares representing approximately 4.78% of the Issuer’s outstanding Shares, and an additional 7,601,637 Shares underlying the Options that are held by Trian Onshore, Trian Offshore and TPSIF representing approximately 2.54% of the Issuer’s outstanding Shares.

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI and SPV VI-A beneficially and directly owns and has sole voting power and sole dispositive power with regard to: 2,298,601; 6,670,589; 335,832; 199,908; 2,958,664; 1,268,711; 1,178,550; 1,460,000; and 4,701,450 Shares (including the Shares underlying the Options), respectively, except to the extent that other Reporting Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI and SPV VI-A (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares (including Shares underlying the Options) that Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI and SPV VI-A directly and beneficially own. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

CalSTRS has the sole power to vote or direct the vote of 813,101 Shares (the “CalSTRS Shares”) and the sole power to dispose of or direct the disposition of 555,343 of the CalSTRS Shares. With respect to the other 257,758 CalSTRS Shares, the power to dispose or to direct the disposition of such Shares is shared with certain of its external managers, as follows: (i) 222,884 CalSTRS Shares with BlackRock Institutional Trust Company, N.A, and (ii) 34,874 CalSTRS Shares with State Street Bank and Trust Company.

CalSTRS has been informed by BlackRock Institutional Trust Company, N.A. (“BlackRock”) that its principal business is to provide diversified investment management and securities lending services to institutional clients, intermediary and individual investors through various investment vehicles and that its business address is 400 Howard Street, San Francisco, CA 94105. In addition, BlackRock has further informed CalSTRS that on March 8, 2012, BlackRock entered into an Offer of Settlement (the "Agreement") with the Commodity Futures Trading Commission (“CFTC”) and consented to the entry of an Order, which makes findings and imposes remedial sanctions against BlackRock.  Without admitting or denying wrongdoing, BlackRock agreed to the imposition of a $250,000 penalty and the entry of the Order to resolve allegations by the CFTC that two trades by BlackRock violated Section 4c(a)(1) of the Commodity Exchange Act and CFTC Regulation 1.38(a).   Blackrock also agreed to refrain from any further violations of the above-mentioned statutory provisions.  The CFTC did not allege, nor find, that any clients of BlackRock or any related affiliate were harmed in any way. Other than the Agreement, during the last five years, BlackRock has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CalSTRS has been informed by State Street Bank and Trust Company (“State Street”) that its principal business is to provide a broad range of financial products and services to institutional investors worldwide, including its transition management services.  Its principal business address is 1 Lincoln Street, Boston, MA 02111.  CalSTRS has been further informed by State Street Bank and Trust Company that on February 4, 2010, the U.S. Securities and Exchange Commission (“SEC”) issued an administrative order in which it ordered State Street to cease and desist from committing or causing any violations, and any future violations of Section 17(a)(2) and Section 17(a)(3) of the Securities Act of 1933.  The order was entered in connection with the resolution of the SEC’s investigation into losses incurred by and disclosures made around certain active fixed-income strategies managed by State Street Global Advisors (SSgA) during 2007 and earlier periods.  In reaching these settlements, State Street neither admitted nor denied the allegations made by the SEC. Other than the Order, during the last five years, State Street Bank and Trust Company has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Trian Group does not have the right to vote or dispose of any of the CalSTRS Shares, nor is any member of the Trian Group a party to any contracts, arrangements or understandings with respect to such Shares. As a result, each member of the Trian Group disclaims beneficial ownership of the CalSTRS Shares for all purposes.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on May 8, 2012.

(d) No person other than the Trian Group is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Trian Group. Except with respect to the 257,758 CalSTRS Shares it beneficially owned in accounts managed by external managers as disclosed in (b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement beneficially owned by CalSTRS.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the Options referenced in Item 3 above, the Reporting Persons may from time to time enter into and dispose of additional Options or other similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions could be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, relative value of the Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Shares may be included or a combination of any of the foregoing.

Trian Partners SPV VI GP, L.P. (“Trian SPV VI GP”) is the Managing General Partner and Trian Partners Cayman, Ltd. is the Administrative General Partner of SPV VI pursuant to the Third Amended and Restated Limited Partnership Agreement of Trian SPV (SUB) VI, L.P., dated March 29, 2012 (the “Trian SPV VI Partnership Agreement”). The sole Limited Partner is Trian SPV VI, L.P. Pursuant to the Trian SPV VI Partnership Agreement, Trian SPV VI GP is entitled to a portion of the appreciation in the value of the Shares. The foregoing description of the Trian SPV VI Partnership Agreement is a summary only and is qualified in its entirety by reference to the Trian SPV VI Partnership Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Trian Partners SPV VI-A GP, L.P. (“Trian SPV VI-A GP”) is the Managing General Partner and Trian Partners Cayman, Ltd. is the Administrative General Partner of SPV VI-A pursuant to the Amended and Restated Limited Partnership Agreement of Trian SPV (SUB) VI-A, L.P., dated April 30,2012 (the “Trian SPV VI-A Partnership Agreement”). The sole Limited Partner is Trian SPV VI-A, L.P. Pursuant to the Trian SPV VI-A Partnership Agreement, Trian SPV VI-A GP is entitled to a portion of the appreciation in the value of the Shares. The foregoing description of the Trian SPV VI-A Partnership Agreement is a summary only and is qualified in its entirety by reference to the Trian SPV VI-A Partnership Agreement, which is filed as Exhibit 3 hereto and incorporated herein by reference.

Except as described herein (including, without limitation, Items 3 and 4 above, which are incorporated by reference in this Item 6 as if restated in full herein), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement of the Reporting Persons.

2.	The Third Amended and Restated Limited Partnership Agreement of Trian SPV (SUB) VI, L.P., dated March 29, 2012.
3.	Amended and Restated Limited Partnership Agreement of Trian SPV (SUB) VI-A, L.P., dated April 30, 2012.

[INTENTIONALLY LEFT BLANK]

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2012

TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/ EDWARD P.GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/ EDWARD P.GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., its general partner By: Trian Partners General Partner, LLC, its general partner By: /s/ EDWARD P.GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC,

its general partner

By: /s/ EDWARD P.GARDEN

Name: Edward P. Garden

Title: Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.

By: Trian Partners (ERISA) GP, L.P., its general partner

By: Trian Partners (ERISA) General Partner, LLC, its general partner

By: /s/ EDWARD P.GARDEN

Name: Edward P. Garden

Title: Member

TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/ EDWARD P.GARDEN Name: Edward P. Garden Title: Member

TRIAN SPV (SUB) VI, L.P.

By: Trian Partners SPV VI GP, L.P., its general partner

By: Trian Partners SPV VI General Partner, LLC, its general partner

By: /s/ EDWARD P.GARDEN

Name: Edward P. Garden

Title: Member

TRIAN SPV (SUB) VI-A, L.P.

By: Trian Partners SPV VI-A GP, L.P., its general partner

By: Trian Partners SPV VI-A General Partner, LLC, its general partner

By: /s/ EDWARD P.GARDEN

Name: Edward P. Garden

Title: Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.

By: Trian Partners Strategic Investment Fund-A GP, L.P., its general partner

By: Trian Partners Strategic Investment Fund-A General Partner LLC., its general partner

By: /s/ EDWARD P.GARDEN

Name: Edward P. Garden

Title: Member

TRIAN PARTNERS STRATEGIC CO-INVESTMENT FUND–A, L.P.

By: Trian Partners Strategic Co-Investment

Fund-A GP, L.P.

its general partner

By: Trian Partners Strategic Co-Investment Fund-A General Partner, LLC., its general partner

By: /s/ EDWARD P.GARDEN

Name: Edward P. Garden

Title: Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.

By: Trian Partners Strategic Investment

Fund GP, L.P., its general partner

By: Trian Partners Strategic Investment

Fund General Partner, LLC,

its general partner

By: /s/ EDWARD P.GARDEN

Name: Edward P. Garden

Title: Member

/s/ NELSON PELTZ NELSON PELTZ
/s/ PETER W. MAY PETER W. MAY
/s/ EDWARD P. GARDEN EDWARD P. GARDEN
CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM By: /s/ DEBRA SMITH___________________ Name: Debra M. Smith Title: Director of Investment Operations

Schedule A

The following table sets forth all transactions with respect to the Shares affected during the past 60 days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 8, 2012. Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares	Price	Type

Trian Partners Master Fund, L.P.	3/9/2012	206,259	39.3749	Purchase*
Trian Partners Master Fund, L.P.	3/12/2012	157,140	39.8961	Purchase*
Trian Partners Master Fund, L.P.	3/13/2012	191,817	40.4264	Purchase*
Trian Partners Master Fund, L.P.	3/14/2012	246,822	40.0782	Purchase*
Trian Partners Master Fund, L.P.	3/15/2012	108,430	40.5245	Purchase*
Trian Partners Master Fund, L.P.	3/16/2012	197,458	41.1672	Purchase*
Trian Partners Master Fund, L.P.	3/19/2012	209,612	40.8710	Purchase*
Trian Partners Master Fund, L.P.	3/20/2012	212,223	40.4711	Purchase*
Trian Partners Master Fund, L.P.	3/21/2012	218,095	40.6394	Purchase*
Trian Partners Master Fund, L.P.	3/22/2012	242,358	40.3483	Purchase*
Trian Partners Master Fund, L.P.	3/23/2012	226,324	40.2922	Purchase*
Trian Partners Master Fund, L.P.	3/26/2012	94,807	41.3495	Purchase*
Trian Partners Master Fund, L.P.	3/27/2012	12,269	41.5142	Purchase*
Trian Partners Master Fund, L.P.	3/28/2012	240,407	40.8645	Purchase*
Trian Partners Master Fund, L.P.	3/29/2012	152,554	40.8249	Purchase*
Trian Partners Master Fund, L.P.	3/30/2012	294,065	41.3879	Purchase*
Trian Partners Master Fund, L.P.	4/27/2012	162,059	42.1484	Purchase#
Trian Partners Master Fund, L.P.	5/4/2012	144,674	42.0472	Purchase#
Trian Partners Master Fund, L.P.	5/7/2012	346,736	42.5189	Purchase#

Trian Partners Master Fund (ERISA), L.P.	3/9/2012	6,293	39.3749	Purchase
Trian Partners Master Fund (ERISA), L.P.	3/12/2012	4,794	39.8961	Purchase
Trian Partners Master Fund (ERISA), L.P.	3/13/2012	5,852	40.4264	Purchase
Trian Partners Master Fund (ERISA), L.P.	3/14/2012	7,530	40.0782	Purchase
Trian Partners Master Fund (ERISA), L.P.	3/15/2012	3,308	40.5245	Purchase
Trian Partners Master Fund (ERISA), L.P.	3/16/2012	6,024	41.1672	Purchase
Trian Partners Master Fund (ERISA), L.P.	3/19/2012	6,395	40.8710	Purchase
Trian Partners Master Fund (ERISA), L.P.	3/20/2012	6,474	40.4711	Purchase
Trian Partners Master Fund (ERISA), L.P.	3/21/2012	6,658	40.6394	Purchase
Trian Partners Master Fund (ERISA), L.P.	3/22/2012	7,399	40.3483	Purchase
Trian Partners Master Fund (ERISA), L.P.	3/23/2012	6,909	40.2922	Purchase
Trian Partners Master Fund (ERISA), L.P.	3/26/2012	2,894	41.3495	Purchase
Trian Partners Master Fund (ERISA), L.P.	3/27/2012	375	41.5142	Purchase
Trian Partners Master Fund (ERISA), L.P.	3/28/2012	7,342	40.8645	Purchase
Trian Partners Master Fund (ERISA), L.P.	3/29/2012	4,659	40.8249	Purchase
Trian Partners Master Fund (ERISA), L.P.	3/30/2012	8,980	41.3879	Purchase
Trian Partners Master Fund (ERISA), L.P.	4/27/2012	1,827	42.1484	Purchase
Trian Partners Master Fund (ERISA), L.P.	5/4/2012	4,216	42.0472	Purchase
Trian Partners Master Fund (ERISA), L.P.	5/7/2012	10,105	42.5189	Purchase

Trian Partners Strategic Investment Fund, L.P.	3/9/2012	86,491	39.3749	Purchase
Trian Partners Strategic Investment Fund, L.P.	3/12/2012	65,894	39.8961	Purchase

Trian Partners Strategic Investment Fund, L.P.	3/13/2012	80,435	40.4264	Purchase
Trian Partners Strategic Investment Fund, L.P.	3/14/2012	103,500	40.0782	Purchase
Trian Partners Strategic Investment Fund, L.P.	3/15/2012	45,468	40.5245	Purchase
Trian Partners Strategic Investment Fund, L.P.	3/16/2012	82,800	41.1672	Purchase*
Trian Partners Strategic Investment Fund, L.P.	3/19/2012	87,897	40.8710	Purchase*
Trian Partners Strategic Investment Fund, L.P.	3/20/2012	88,992	40.4711	Purchase*
Trian Partners Strategic Investment Fund, L.P.	3/21/2012	92,071	40.6394	Purchase*
Trian Partners Strategic Investment Fund, L.P.	3/22/2012	102,314	40.3483	Purchase*
Trian Partners Strategic Investment Fund, L.P.	3/23/2012	95,544	40.2922	Purchase*
Trian Partners Strategic Investment Fund, L.P.	3/26/2012	40,024	41.3495	Purchase*
Trian Partners Strategic Investment Fund, L.P.	3/27/2012	5,179	41.5142	Purchase*
Trian Partners Strategic Investment Fund, L.P.	3/28/2012	108,201	40.8645	Purchase*
Trian Partners Strategic Investment Fund, L.P.	3/29/2012	68,661	40.8249	Purchase*
Trian Partners Strategic Investment Fund, L.P.	3/30/2012	132,351	41.3879	Purchase*
Trian Partners Strategic Investment Fund, L.P.	5/4/2012	65,874	42.0472	Purchase#
Trian Partners Strategic Investment Fund, L.P.	5/7/2012	169,073	42.5189	Purchase#

Trian Partners, L.P.	3/9/2012	72,208	39.3749	Purchase
Trian Partners, L.P.	3/12/2012	55,011	39.8961	Purchase
Trian Partners, L.P.	3/13/2012	67,150	40.4264	Purchase
Trian Partners, L.P.	3/14/2012	86,407	40.0782	Purchase
Trian Partners, L.P.	3/15/2012	37,959	40.5245	Purchase
Trian Partners, L.P.	3/16/2012	69,126	41.1672	Purchase
Trian Partners, L.P.	3/19/2012	73,379	40.8710	Purchase
Trian Partners, L.P.	3/20/2012	74,295	40.4711	Purchase
Trian Partners, L.P.	3/21/2012	76,383	40.6394	Purchase
Trian Partners, L.P.	3/22/2012	84,880	40.3483	Purchase
Trian Partners, L.P.	3/23/2012	79,264	40.2922	Purchase*
Trian Partners, L.P.	3/26/2012	33,204	41.3495	Purchase*
Trian Partners, L.P.	3/27/2012	4,297	41.5142	Purchase*
Trian Partners, L.P.	3/28/2012	84,212	40.8645	Purchase*
Trian Partners, L.P.	3/29/2012	53,438	40.8249	Purchase*
Trian Partners, L.P.	3/30/2012	103,008	41.3879	Purchase*
Trian Partners, L.P.	4/27/2012	21,542	42.1484	Purchase#
Trian Partners, L.P.	5/4/2012	49,838	42.0472	Purchase#
Trian Partners, L.P.	5/7/2012	119,446	42.5189	Purchase#

Trian Partners Strategic Investment Fund-A, L.P.	3/9/2012	36,019	39.3749	Purchase

Trian Partners Strategic Investment Fund-A, L.P.	3/12/2012	27,442	39.8961	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	3/13/2012	33,497	40.4264	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	3/14/2012	43,103	40.0782	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	3/15/2012	18,935	40.5245	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	3/16/2012	34,482	41.1672	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	3/19/2012	36,605	40.8710	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	3/20/2012	37,061	40.4711	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	3/21/2012	45,558	40.6394	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	3/22/2012	50,627	40.3483	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	3/23/2012	47,277	40.2922	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	3/26/2012	19,805	41.3495	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	3/27/2012	2,562	41.5142	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	3/28/2012	47,510	40.8645	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	3/29/2012	30,148	40.8249	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	3/30/2012	58,115	41.3879	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	5/4/2012	28,274	42.0472	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	5/7/2012	72,567	42.5189	Purchase

Trian Partners Parallel Fund I, L.P.	3/9/2012	10,561	39.3749	Purchase
Trian Partners Parallel Fund I, L.P.	3/12/2012	8,046	39.8961	Purchase
Trian Partners Parallel Fund I, L.P.	3/13/2012	9,822	40.4264	Purchase
Trian Partners Parallel Fund I, L.P.	3/14/2012	12,638	40.0782	Purchase
Trian Partners Parallel Fund I, L.P.	3/15/2012	5,552	40.5245	Purchase
Trian Partners Parallel Fund I, L.P.	3/16/2012	10,110	41.1672	Purchase
Trian Partners Parallel Fund I, L.P.	3/19/2012	10,733	40.8710	Purchase
Trian Partners Parallel Fund I, L.P.	3/20/2012	10,866	40.4711	Purchase
Trian Partners Parallel Fund I, L.P.	3/21/2012	11,178	40.6394	Purchase
Trian Partners Parallel Fund I, L.P.	3/22/2012	12,422	40.3483	Purchase
Trian Partners Parallel Fund I, L.P.	3/23/2012	11,600	40.2922	Purchase
Trian Partners Parallel Fund I, L.P.	3/26/2012	4,859	41.3495	Purchase
Trian Partners Parallel Fund I, L.P.	3/27/2012	629	41.5142	Purchase
Trian Partners Parallel Fund I, L.P.	3/28/2012	12,328	40.8645	Purchase
Trian Partners Parallel Fund I, L.P.	3/29/2012	7,823	40.8249	Purchase
Trian Partners Parallel Fund I, L.P.	3/30/2012	15,079	41.3879	Purchase
Trian Partners Parallel Fund I, L.P.	4/27/2012	3,075	42.1484	Purchase
Trian Partners Parallel Fund I, L.P.	5/4/2012	7,124	42.0472	Purchase
Trian Partners Parallel Fund I, L.P.	5/7/2012	17,073	42.5189	Purchase

Trian Partners SPV (SUB) VI, L.P.	4/4/2012	385,000	41.0556	Purchase
Trian Partners SPV (SUB) VI, L.P.	4/5/2012	700,000	40.9986	Purchase
Trian Partners SPV (SUB) VI, L.P.	4/9/2012	300,000	39.999	Purchase
Trian Partners SPV (SUB) VI, L.P.	4/10/2012	75,000	39.3571	Purchase

Trian Partners SPV (SUB) VI-A, L.P.	4/30/2012	740,000	42.6725	Purchase
Trian Partners SPV (SUB) VI-A, L.P.	5/1/2012	1,010,554	43.2187	Purchase
Trian Partners SPV (SUB) VI-A, L.P.	5/2/2012	1,080,043	42.5658	Purchase
Trian Partners SPV (SUB) VI-A, L.P.	5/3/2012	1,239,354	42.1656	Purchase
Trian Partners SPV (SUB) VI-A, L.P.	5/4/2012	631,499	41.8128	Purchase

Trian Partners Strategic Co-Investment Fund-A, L.P.	5/1/2012	299,746	43.2187	Purchase
Trian Partners Strategic Co-Investment Fund-A, L.P.	5/2/2012	320,357	42.5658	Purchase
Trian Partners Strategic Co-Investment Fund-A, L.P.	5/3/2012	369,946	42.1656	Purchase
Trian Partners Strategic Co-Investment Fund-A, L.P.	5/4/2012	188,501	41.8128	Purchase

California State Teachers’ Retirement System	03/13/2012	200	40.620	Purchase
California State Teachers’ Retirement System	03/13/2012	281	40.605	Purchase
California State Teachers’ Retirement System	03/15/2012	37,500	40.350	Purchase
California State Teachers’ Retirement System	03/15/2012	37,500	40.350	Sale
California State Teachers’ Retirement System	03/19/2012	35,843	40.769	Sale
California State Teachers’ Retirement System	03/20/2012	1,400	40.404	Sale
California State Teachers’ Retirement System	03/21/2012	257	40.658	Sale
California State Teachers’ Retirement System	03/26/2012	200	41.650	Purchase
California State Teachers’ Retirement System	03/28/2012	2,017	41.490	Sale
California State Teachers’ Retirement System	03/28/2012	200	40.820	Purchase
California State Teachers’ Retirement System	03/28/2012	2,017	41.490	Purchase
California State Teachers’ Retirement System	03/29/2012	3,883	40.901	Purchase
California State Teachers’ Retirement System	03/30/2012	1,800	41.350	Sale
California State Teachers’ Retirement System	04/05/2012	10,254	40.902	Sale
California State Teachers’ Retirement System	04/05/2012	5,900	41.210	Sale
California State Teachers’ Retirement System	04/05/2012	5,900	41.210	Purchase
California State Teachers’ Retirement System	04/11/2012	500	39.066	Purchase
California State Teachers’ Retirement System	04/12/2012	900	40.240	Purchase
California State Teachers’ Retirement System	04/25/2012	200	41.990	Purchase
California State Teachers’ Retirement System	04/26/2012	259	41.535	Purchase
California State Teachers’ Retirement System	04/30/2012	400	42.515	Purchase
California State Teachers’ Retirement System	05/03/2012	100	42.040	Purchase
California State Teachers’ Retirement System	05/07/2012	6,791	42.256	Sell

*On the various dates set forth above, and as more fully described below, the named persons entered into a series of privately negotiated back-to-back call and put transactions (the “Options”) with Nomura International plc (the “Counterparty”) through which they acquired beneficial ownership of an aggregate of 6,522,395 Shares and as a result of which such named persons are subject to the same economic gain or loss as if they had purchased the underlying Shares. More specifically, these transactions represent call options pursuant to which, on or prior to earlier of (i) 2 years after the date of the last purchase under the applicable confirm and (ii) June 1, 2014 (the “Initial Expiration Date”), provided that such Initial Expiration date may be automatically extended for 2 years by the Counterparty unless the requisite prior notice not to extend is given (the “Exercise Date”), provided that the named person may acquire the number of Shares set forth above at the Price Per Share set forth above (the “Exercise Price”). These call options may be exercised at any time, in whole or in part, on or prior to the Exercise Date. Simultaneously with the purchase of each call option, the named person also sold a put option to the Counterparty for the same number of Shares pursuant to which, if on the Exercise Date the call options have not been exercised by the named person and the Exercise Price is greater than the closing price of the Shares on the Exercise Date (the “Closing Price”), the Counterparty may require the named person to, at such person’s election, either (i) pay the Counterparty an amount in cash equal to the product of (a) the excess of the Exercise Price over the Closing Price and (b) the number of Shares set forth above or (ii) acquire from the Counterparty the number of Shares set forth above at the Exercise Price. As part of these transactions, each of the named persons pays the Counterparty a financing fee based on the number of days that the Options that it holds are outstanding, which fee is calculated using a monthly rate equal to one month LIBOR plus a spread. Until they are exercised, the Options do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the underlying Shares.

# On the various dates set forth above, and as more fully described below, the named persons entered into a series of privately negotiated back-to-back call and put transactions (the “Options”) with Bank of America Merrill Lynch (the “Counterparty 2”) through which they acquired beneficial ownership of an aggregate of 1,079,242 Shares and as a result of which such named persons are subject to the same economic gain or loss as if they had purchased the underlying Shares. More specifically, these transactions represent call options pursuant to which, on or prior to October 31, 2013 (provided that such date may be automatically extended by the Counterparty for 18 months unless prior to October 31, 2013 the requisite prior notice not to extend is given, the “Exercise Date”), provided that the named person may acquire the number of Shares set forth above at the Price Per Share set forth above (the “Exercise Price”). These call options may be exercised at any time, in whole or in part, on or prior to the Exercise Date. Simultaneously with the purchase of each call option, the named person also sold a put option to the Counterparty for the same number of Shares pursuant to which, if on the Exercise Date the call options have not been exercised by the named person and the Exercise Price is greater than the closing price of the Shares on the Exercise Date (the “Closing Price”), the Counterparty may require the named person to, at such person’s election, either (i) pay the Counterparty an amount in cash equal to the product of (a) the excess of the Exercise Price over the Closing Price and (b) the number of Shares set forth above or (ii) acquire from the Counterparty the number of Shares set forth above at the Exercise Price. As part of these transactions, each of the named persons pays the Counterparty a financing fee based on the number of days that the Options that it holds are outstanding, which fee is calculated using a monthly rate equal to one month LIBOR plus a spread. Until they are exercised, the Options do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the underlying Shares.